

April 13, 2012

Via E-mail
David Garrity
Chief Financial Officer
Aspen Group, Inc.
720 South Colorado Boulevard, Suite 1150N
Denver, CO 80246

> **Re:** **Aspen Group, Inc.**
> **Form 8-K**
> **Filed March 19, 2012**
> **File No. 333-165685**

Dear Mr. Garrity:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared the National Center for Education Statistics and Eduventures, Inc. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. Disclose any material relationships that existed between and among the company, your former principal stockholders, and the stockholders of Aspen University Inc. prior to the time of the reverse acquisition. Refer to Item 2.01(c) and (d) of Form 8-K. Revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the

benefits they received for their roles. Identify any promoters as required by Item 404(c) of Regulation S-K.

Competitive Strengths, page 6

3. We note your statement on page 7 that you are committed to offering among the lowest tuition rates in the sector. However, on page 14 you discuss a new tuition plan that features significantly higher tuition rates. Please explain.

Sales and Marketing, page 13

4. We note your statement on page 13 that your executive officers' experience will allow you to "cost-effectively drive all prospective student leads internally." However, in 2011 you significantly increased your sales and marketing expenses. In order to provide context to your statement, expand your disclosure in this section to quantify your increased sales and marketing expenses in 2011.

5. We note your disclosure on page 16 that you enroll students in all 50 states but that you are only in the process of submitting applications for approval or exemption of state licensure or authorization in 12 states. Please provide further information as to when management anticipates completing its assessments with respect to the remaining states and jurisdictions.

6. Expand your disclosure on page 17 to address when you anticipate obtaining a decision or additional guidance from the Delaware Department of Education with respect to your application to obtain the power to confer degrees.

Incentive Compensation Rules, page 26

7. Disclose whether you believe that your current compensation practices are in compliance with the revised incentive payment rule which took effect in July 2011.

Code of Conduct Related to Student Loans, page 27

8. Please expand your disclosure to indicate whether you have adopted a code of conduct and posted it on your website.

Risk Factors, page 36

9. Please include risk factor disclosure addressing the risk that you may enroll fewer students as a result of your increased tuition rates.

10. Please include risk factor disclosure regarding your failure to obtain approval from the Delaware Department of Education for the power to confer degrees and the fines or other

penalties you may be subject to as a result of such omission.

11. Expand your risk factors, where appropriate, to address any historic experiences you have had with the issues discussed. For example, expand your risk factors on page 47 to indicate whether you have been subject to intellectual property infringement claims or claims pertaining to unauthorized duplication of material. These are just examples.

"Our ability to continue as a going concern is in doubt…," page 37

12. We note that you anticipate your losses will continue until you are able to increase your enrollment and those students have taken at least two courses. Please quantify the number of additional students you would need to eliminate your losses. Also quantify the "adequate financing" you need to implement your marketing plan.

"Because a significant portion of our revenues historically have been attributable to one corporate customer…," page 38

13. Please clarify why you pay a third party marketing company a material portion of the revenues from Verizon and indicate whether such third party will continue to receive this portion of your revenues. Please also address your disclosure on page 13 that you do not use third party marketers.

"Although three of our directors have pledged shares of common stock…," page 42

14. Expand your risk factor to address the additional 117,943 shares Mr. Mathews pledged as repayment for HEMG's $772,293 obligation.

Company Overview, page 65

15. Please disclose the total number of part-time students currently enrolled and indicate the number of such students who are in your graduate degree program and in your certificate or continuing education program. Disclose any trends with respect to (i) the number of your students enrolled full-time as compared with part-time, and (ii) the portion of your full-time students enrolled in master or doctoral degree programs.

16. Please revise to briefly explain how the fact that 88% of your full-time students being enrolled in a graduate degree program differentiates Aspen from other on-line for-profit universities.

17. Please disclose how you calculate your student course completion rate.

Costs and Expenses, page 67

18. We note the significant increase in instructional costs, marketing and promotional costs

as well and general and administrative costs for the year ended December 31, 2011. Expand your management's discussion and analysis to address whether management anticipates that these costs will continue to increase in future periods. In addition, address the administrative burdens and costs you will incur as a result of the reporting requirements instituted by the Department of Education, as discussed on page 32.

19. We note your disclosure on page 69 that you expect to incur $1.5M in capital expenditures over the next 12 months. Please expand your disclosure to specify the costs included in this estimate.

Capital Resources and Liquidity, page 68

20. Disclose whether you believe your cash and cash generated from operations will satisfy your anticipated short-term and long-term working capital needs. Among other considerations, your discussion should touch upon the costs associated with regulatory compliance with Department of Education and state regulations, your increased spending on marketing and your anticipated opening of a call center in Phoenix (as noted on page 14). Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Related Person Transactions, page 85

21. Explain why Mr. Mathews pledged shares of stock as collateral for the repayment by HEMG of its obligation with respect to the video courses and program rights it purchased from Aspen.

22. Disclose whether Mr. Spada has instituted any litigation with respect to his claim that he is owed $1.2M by the company.

23. Please expand your disclosure to clarify the nature of the 2008 agreements you reference in the third paragraph of this section.

24. Clarify whether Aspen had a contractual right to terminate the Consulting Agreement on January 2, 2012. Please disclose whether HEMG has responded to Aspen's notice of termination. Disclose what portion of the agreed upon payments Aspen has made to Mr. Karl and his wife. In addition, disclose whether Mr. Karl and his wife they have responded to Aspen's decisions to terminate its severance payments. Include risk factor disclosure, as appropriate, to address the risks associated with the early termination of these arrangements.

25. Expand your disclosure to provide the terms of the Indemnification Agreement between the company and HEMG discussed on page 87.

Security Ownership of Certain Beneficial Owners and Management, page 89

26. Revise your table to include footnote disclosure reflecting all of the shares that are pledged to the company by Mr. Mathews and Drs. D'Anton and Scheibelhoffer.

27. Please provide further explanation for the manner in which you intend to rectify the error by which HEMG's ownership was not reduced to reflect a sale of 10,000 shares to an investor. Disclose the status of the ownership dispute. Include risk factor disclosure addressing the risks of litigation by Mr. Spada and the investor with respect to these shares.

Exhibit 9.01—Financial Statements and Exhibits

28. We note that you have not filed certain disclosure schedules to Exhibit 2.2, Agreement and Plan of Merger. We are unable to determine, however, where you have included a list briefly identifying the contents of all omitted schedules. Please revise or advise. Refer to Item 601(b)(2) of Regulation S-K.

Exhibit 99.1

Notes to the Financial Statements

Note 4. Secured Accounts and Notes Receivable – Related Party, page F-13

29. We refer to your disclosures regarding the $2,209,960 note receivable due from the company's former Chairman of the Board related to the years 2005 to 2011. We see on page 13 that there is no agreement with your former Chairman that this sum is due and also on page 85 that the amounts were not uncovered until November 2011. Tell us whether the former Chairman borrowed the $2,209,960 in the form of cash advances or personal expenses paid using the company's bank accounts. Also tell us the amounts borrowed by year.

30. Considering that there is no agreement with the former Chairman regarding the amount due by him, that he has denied liability and that you have been unsuccessful in reaching a settlement agreement with him, tell us what makes you believe that the receivable from the former Chairman is recoverable.

31. Tell us the relationship between the directors, who pledged their shares in the company as collateral for the former Chairman's receivable, and the former Chairman. Tell us the business reasons for the directors to pledge their shares to secure the payment of the former Chairman's receivable. Tell us how you have or will determine when the amounts due from the company's former Chairman are uncollectible and the when the pledged securities must be transferred to the company. If the pledged securities are not transferred to the company at the time the receivable is determined to be in default, please

tell us why. Please indicate whether the directors received or may receive any remuneration for the pledge of or submission of the shares to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz, Staff Accountant at (202) 551-3628 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director